FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form   40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item		Page

1	Material fact dated July 30, 2012	3

MATERIAL FACT

Further to the relevant fact communication dated July 11, 2012 (registry number 169639), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on July 27, 2012.

The holders of 72.58% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 218,391,102, corresponding to 2.27% of the share capital, and the amount of the capital increase is 109,195,551 Euros. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,062,254,320.13 Euros.

The shareholders holding the remaining 27.42% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,639,687,283 rights for a total gross consideration of 401,232,467.02 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on August 10, 2012, so that ordinary trading of such shares in Spain will commence on August 13, 2012. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

In addition, as envisaged in the prospectus concerning the issue of the Valores Santander, registered in the official registry of the Spanish National Securities Exchange Commission (CNMV) on 19 September 2007, and in view of the aforementioned free-of-charge capital increase, Banco Santander has agreed to amend the conversion ratio corresponding to the Valores Santander (i.e., the number of Banco Santander shares to which each Valor Santander gives right) pursuant to the anti-dilution mechanism set forth in the said prospectus.

The new price of each Banco Santander share for conversion purposes has been set at 12.96 euros. Therefore, the new conversion ratio applicable to the Valores Santander is 385.802469135802 Banco Santander shares for each Valor Santander, which is the result of dividing the face value of each Valor Santander (5,000 euros) by the aforementioned price (12.96 euros). The new conversion ratio shall apply to the voluntary conversion requests made in the conversion window ending up next August 3, 2012.

Boadilla del Monte (Madrid), July 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 30, 2012	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President